SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)


                                AMENDMENT NO. 4


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)


                              DHB INDUSTRIES, INC.
                              ____________________
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     _______________________________________
                         (TITLE OF CLASS OF SECURITIES)


                                    001-13112
                                 ______________
                                 (CUSIP NUMBER)


                                 DAVID H. BROOKS
                           400 POST AVENUE, SUITE 303
                               WESTBURY, NY 11590
                _________________________________________________

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                December 15, 2004
             _______________________________________________________
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)




                              (Page 1 of 7 Pages)

________________________________________________________________________________

CUSIP No. 001-13112                    13D/A               Page  2  of  7  Pages
________________________________________________________________________________

1. NAME OF REPORTING PERSON: David H. Brooks

________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) [X]
                                                        (b) [ ]
________________________________________________________________________________
3. SEC USE ONLY
________________________________________________________________________________
4. SOURCE OF FUNDS:
   PF, OO (SEE ITEM 3)
________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                       [ ]
________________________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION:
   USA
________________________________________________________________________________
                                  7.      SOLE VOTING POWER
                                          8,013,171 shares
  NUMBER OF                  ___________________________________________________
    SHARES                        8.      SHARED VOTING POWER
 BENEFICIALLY                             -0-
   OWNED BY                  ___________________________________________________
EACH REPORTING                    9.      SOLE DISPOSITIVE POWER
    PERSON                                8,013,171 shares
     WITH                    ___________________________________________________
                                 10.      SHARED DISPOSITIVE POWER
                                           -0-
________________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,013,171 shares
________________________________________________________________________________
12. CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
    SHARES                                               [ ]

________________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.4%
________________________________________________________________________________
14. TYPE OF REPORTING PERSON:
    IN


                              (Page 2 of 7 Pages)

________________________________________________________________________________

CUSIP No. 001-13112                    13D/A               Page  3  of  7  Pages
________________________________________________________________________________

1. NAME OF REPORTING PERSON: Terry S. Brooks

________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) [X]
                                                        (b) [ ]
________________________________________________________________________________
3. SEC USE ONLY
________________________________________________________________________________
4. SOURCE OF FUNDS:
   PF (SEE ITEM 3)
________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                       [ ]
________________________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION:
   USA
________________________________________________________________________________
                                  7.      SOLE VOTING POWER
                                          3,057,292 shares
  NUMBER OF                  ___________________________________________________
    SHARES                        8.      SHARED VOTING POWER
 BENEFICIALLY                             -0-
   OWNED BY                  ___________________________________________________
EACH REPORTING                    9.      SOLE DISPOSITIVE POWER
    PERSON                                3,057,292 shares
     WITH                    ___________________________________________________
                                 10.      SHARED DISPOSITIVE POWER
                                           -0-
________________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,057,292 shares
________________________________________________________________________________
12. CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
    SHARES                                               [ ]

________________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9%
________________________________________________________________________________
14. TYPE OF REPORTING PERSON:
    IN


                              (Page 3 of 7 Pages)

ITEM 1.    SECURITY AND ISSUER

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

         (b)        ISSUER:     DHB Industries,  Inc.
                                400 Post Avenue, Suite 303
                                Westbury, NY 11590

ITEM 2.  IDENTITY AND BACKGROUND

         2(a) This Schedule 13D is being filed by David H. Brooks and Terry Brooks, who are husband and wife. Mr. and Mrs. Brooks may be considered a group for purposes of this Schedule 13D.

         2(b)       Business Address:  400 Post Avenue, Suite 303
                                       Westbury, NY 11590

         2(c)(i) Present Principal Employment: Mr. Brooks is the Chairman and Chief Executive Officer of the Issuer. Mrs. Brooks is the Principal and President of Tactical Armor Products, Inc.

         2(c)(ii) Principal Business and Address: The Issuer has its principal business address at 400 Post Avenue, Suite 303, Westbury, NY 11590, and is engaged principally in the manufacture and sale of projectile-resistant garments, body armor and accessories, and protective athletic apparel and equipment. Tactical Armor Products has its principal business address at Route 4 and Highway 11, Rutledge, TN 37861, and operates a horse racing stable and manufactures component parts for use in projectile-resistant garments.

         2(d) Criminal Convictions: Neither Mr. Brooks nor Mrs. Brooks has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Violations of Federal or State Securities Laws: Neither Mr. Brooks nor Mrs. Brooks, was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         2(f) Both Mr. Brooks and Mrs. Brooks are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of Mr. Brooks and Mrs. Brooks used personal funds to acquire the shares reported herein. The acquisition by Mr. Brooks of the warrants to purchase 5,250,000 shares of the Issuer's Common Stock set forth in Item 4 below was effected pursuant to the extension of Mr. Brooks' 2000 employment agreement with the Issuer.


                              (Page 4 of 7 Pages)

ITEM 4.  PURPOSE OF TRANSACTION

         This  Schedule   13D/A  #4  is  filed  after  giving  effect  to  three
transactions. The first transaction, as previously disclosed in the Issuer's Current Report on Form 8-K dated July 1, 2005 and in Mr. Brooks' Form 4 dated July 1, 2005, is the issuance of warrants to purchase 5,250,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share, of which 1,500,000 shares vested immediately upon grant on July 1, 2005 and 750,000 shares shall vest on each July 1, 2006, 2007, 2008, 2009 and 2010 if Mr. Brooks is then employed by the Company. The warrants provide for accelerated vesting in certain circumstances. To comply with federal laws on deferred compensation, the warrants shall be exercised no later than March 1 of the calendar year following the year in which the warrants vest. Such warrants were issued to Mr. Brooks pursuant to his extension of his 2000 employment agreement. The second transaction is the redemption by the Issuer of 500,000 shares of the Issuer's convertible preferred stock held by Mr. Brooks. The Issuer redeemed such shares pursuant to the terms of such preferred stock at a redemption price of $6.00 per share (the liquidation value thereof). The third transaction is the issuance of options to purchase 50,000 shares of the Issuer's Common Stock at an exercise price of $4.89 which represents the annual compensation for serving on the Board of Directors.

         After giving effect to such transactions, Mr. Brooks is the beneficial owner of an aggregate of 8,013,171 shares of Common Stock, constituting approximately 17.4% the outstanding shares of Common Stock (the percentage of shares owned being based upon the 46,182,275 shares outstanding on December 15,
2005), which includes 1,600,000 shares issuable upon exercise of currently exercisable warrants. Mrs. Brooks is the beneficial owner of 3,057,292 shares of Common Stock, constituting approximately 6.9% of the outstanding shares of Common Stock (the percentage of shares owned being based upon the 44,582,275 shares outstanding on December 15, 2005.)

         Neither Mr. Brooks nor Mrs. Brooks has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's  business or corporate  structure;
(g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      See Item 4 above.

         (b) Each of Mr. Brooks and Mrs. Brooks has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him or her. Mr. and Mrs. Brooks may be deemed a group for purposes of this Schedule 13D. Accordingly, each may be deemed the indirect beneficial owner of the shares of Common Stock beneficially owned by the other.

         (c)      See Item 4 above.

                              (Page 5 of 7 Pages)

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER

                  Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement, dated as of November 14, 2003, by and between David H. Brooks and Terry Brooks.


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  December 21, 2005                          /s/  DAVID H. BROOKS
                                                   _____________________________
                                                        David H. Brooks


                                                   /s/ TERRY BROOKS
                                                   _____________________________
                                                       Terry Brooks



                              (Page 6 of 7 Pages)

                                                                       Exhibit 1

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $.001 par value per share, of DHB Industries, Inc., a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.



Dated: as of November 14, 2003                     /s/ DAVID H. BROOKS
                                                   _____________________________
                                                       David H. Brooks


                                                   /s/ TERRY BROOKS
                                                   _____________________________
                                                       Terry Brooks